82-2832

RECEIVED
2004 MAY -6 P 4: 10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04024969

SUPPL

RMC

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

PROCESSED
MAY 11 2004
THOMSON
FINANCIAL

SECOND QUARTER REPORT TO THE SHAREHOLDERS

for the Six Month Period
Ended February 29, 2004
(unaudited)

5/11

RICH MINERALS CORPORATION

CONSOLIDATED BALANCE SHEET

(unaudited)

		February 29,2004	August 31,2003
ASSETS			
CURRENT ASSETS			
	Cash and cash equivalents	$217,683	
	Accounts receivable	1,641,744	$4,064,210
	Inventory & work in progress	343,302	625,311
	Prepaid expenses & deposits	50,343	30,817
		2,253,072	4,720,338
OTHER ASSETS		135,112	135,112
PROPERTY, PLANT & EQUIPMENT		1,166,337	1,208,377
		$3,554,521	$6,063,827
LIABILITIES			
CURRENT LIABILITIES			
	Bank overdraft		$499,022
	Bank indebtedness		600,000
	Accounts payable	$1,134,608	2,566,889
	Loans payable	95,783	107,055
		1,230,391	3,772,966
SHAREHOLDERS' EQUITY			
SHARE CAPITAL		2,276,325	2,276,325
RETAINED EARNINGS		47,805	14,536
		2,324,130	2,290,861
		$3,554,521	$6,063,827

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS
(unaudited)

	Three Month Period ended		Six Month Period ended	
	February 29 2004	February 28 2003	February 29 2004	February 28 2003
REVENUE	$1,356,360	$1,067,963	$5,261,050	$5,061,184
DIRECT COSTS				
Equipment Operating	201,658	118,889	916,520	829,668
Materials	469,458	319,474	2,387,132	2,266,022
Other	13,571	29,014	41,097	65,452
Salaries & wages	326,916	289,189	1,091,506	1,145,434
Subcontract	99,228	87,323	216,769	311,502
	1,110,831	843,889	4,653,024	4,618,078
GROSS PROFIT	245,529	224,074	608,026	443,106
NON-DIRECT COSTS				
Amortization	18,650	24,500	74,600	98,000
Interest	6,329	2,220	9,053	8,838
Management, consulting and professional fees	85,125	47,368	105,555	56,389
General and administrative	103,435	85,958	218,867	155,299
Salaries	99,554	84,639	166,682	140,036
	313,093	244,685	574,757	458,562
INCOME (LOSS) BEFORE UNDERNOTED	(67,564)	(20,611)	33,269	(15,456)
Gain on disposition of equipment	0	0	0	11,813
Income taxes	0	0	0	0
NET INCOME(LOSS)	(67,564)	(20,611)	33,269	(3,643)
Retained earnings(deficit) beginning of period	115,369	(11,772)	14,536	(28,740)
Retained earnings(deficit) end of period	$47,805	($32,383)	$47,805	($32,383)
Basic earnings(loss) per share	($0.0028)	($0.0009)	$0.0014	($0.0002)

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three Month Period Ended		Six Month Period Ended	
	February 29 2004	February 28 2003	February 29 2004	February 28 2003
CASH WAS PROVIDED (USED) BY				
OPERATING ACTIVITIES				
Cash received from customers	$2,067,708	$3,595,495	$7,965,525	$6,351,960
Cash paid to suppliers and employees	(2,416,803)	(3,110,899)	(6,595,936)	(6,839,765)
Interest paid	(6,329)	(2,220)	(9,053)	(8,838)
	($355,424)	$482,376	$1,360,536	($496,643)
INVESTING ACTIVITIES				
Purchase of equipment	(1,593)	166	(32,559)	(10,487)
FINANCING ACTIVITIES				
Repayment of Bank Indebtedness	(50,000)	0	(600,000)	0
Repayment of loans payable	(5,033)	(9,142)	(11,272)	(18,597)
	($55,033)	($9,142)	($611,272)	($18,597)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE PERIOD	($412,050)	$473,400	$716,705	($525,727)
CASH(BANK OVERDRAFT), BEGINNING OF THE PERIOD	629,733	(1,517,812)	(499,022)	(518,685)
NET CASH (BANK OVERDRAFT) END OF THE PERIOD	$217,683	($1,044,412)	$217,683	($1,044,412)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements, other than the adoption of the fair value based method to account for stock-based compensation as outlined in Note 1 (h).

These financial statements do not present all of the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and therefore, they should be read in conjunction with the annual audited consolidated financial statements for the year ended August 31, 2003.

1. Significant accounting policies

(a) Consolidation

These financial statements consolidate the accounts of Rich Minerals Corporation (the "Company") and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs

The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory valuation

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

(d) Amortization

The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

1. Significant Account Policies (continued)

(f) Measurement uncertainty

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.
The Company must also estimate the amortization of property plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

(h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term, and which vest twenty percent annually over that term.

Effective September 1, 2003, the Company has elected to use the fair value based method to account for stock-based compensation. Under the provisions of the CICA Handbook, the accounting policy is being adopted on a prospective basis. As no options were granted in the reporting period there is no impact on the financial statements.

(i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding being 24,033,000, in each of the quarters ended February 29, 2004 and February 28, 2003.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,700,000 common shares (2003 – 1,700,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

1. Significant Accounting Policies (continued)

(j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) Portfolio investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

2. Inventory and work in progress

	2004	2003
Work in progress	$ -	$ -
Inventory of materials	343,303	255,311
	$ 343,303	$ 255,311

3. Other assets

	2004	2003
Portfolio investment	$ 135,112	$ 135,112

The Company has agreed to participate in a series of transactions involving the conversion of the non-interest bearing debentures, the ultimate result of which would see the debtor become publicly traded and the Company holding shares in that publicly traded corporation. At February 29, 2004 the United States regulatory authority approvals required to consummate the series of transactions had not been granted.

4. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
Second Quarter Fiscal 2004	$ 3,076,798	$ 1,910,462	$ 1,166,336
Second Quarter Fiscal 2003	$ 3,083,933	$ 1,779,662	$ 1,304,271

5. Bank overdraft and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

6. Loans payable

	2004	2003
ATB Financial Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments of 1.67% of the principal balance outstanding at the end of the previous month, plus interest. The assets of the Company are pledged as security.	$ 95,783	$ 117,179
General Motors Acceptance Corporation of Canada, Limited Conditional sale contracts repayable in monthly installments of $1,065, including interest at 1.9% due October 2003. Automotive equipment with a carrying value of (2003 - $17,643) is pledged as security.	0	7,179
	95,783	124,358

7. Share capital

(a) Shares authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares issued

	Common Shares	Consideration
Balance, February 29, 2004 and February 28,2003	24,033,000	$ 2,276,325

No preferred shares have been issued.

(c) Shares under option

Options to acquire shares at a price of $0.16 per share were granted in fiscal 2001 when the market value of the shares was $0.24. Stock options outstanding may be summarized as follows:

Fiscal Year	Options Outstanding Beginning of Year	Options Granted in the Year	Options Exercised in the Year	Forfeited/ Expired in the Year	Options Outstanding End of Year	Options Exercisable at Year End
2003	1,700,000	-	-		1,700,000	680,000
2004	1,700,000			-	1,700,000	1,020,000

8. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2004	$ 43,590
Fiscal 2005	32,800
Fiscal 2006	23,341
Fiscal 2007	732
	$ 100,463

9. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange value, which is the amount agreed by the two parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

The Company's transactions with the lessor may be summarized as follows

	2004	2003
Equipment rental costs	$ 261,600	$ 196,200
Premises rental	3,000	3,000
	$ 264,600	$ 199,200

(b) **Contracting transactions**

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor. The Company's transactions with the contractor may be summarized as follows:

	2004	2003
Included in revenue		
Contract revenue	$ -	$ 871
Premises rental	6,000	6,000
	$ 6,000	$ 6,871

At February 29, 2004, the contractor owed $18,576 (2003 – $82,476) to the Company.

10. Comparative figures

The financial statements have been reclassified where applicable, to conform to the presentation used in the current year. These changes do not affect prior year earnings.

11. Interim period operations

The company's operations are subject to seasonal and cyclical influences. Due to winter weather conditions, land development sites are typically closed between the months of December to March, resulting in the strongest financial performance occurring in the fourth quarter.